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                 March 29, 2021

       Bing Chen
       Director, President & Chief Financial Officer
       Atlas Corp.
       23 Berkeley Square
       London W1J 6HE

                                                        Re: Atlas Corp.
                                                            Registration
Statement on Form F-4
                                                            Filed March 19,
2021
                                                            File No. 333-254537

       Dear Mr. Chen:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Anuja A. Majmudar, Attorney-Advisor, at 202-551-3844 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Energy & Transportation
       cc:                                              Jamie Knox